Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Quarter ended		Year Ended December 31,
	March 31,	March 31,
	2007	2006	2006	2005	2004	2003	2002

Income before income taxes	$121,255	$152,134	$455,716	$680,942	$628,067	$597,410	$463,606

Fixed charges:

Interest expense	418,613	382,446	1,636,531	1,241,652	840,754	749,550	863,553

Estimated interest component of net rental payments	9,905	7,830	31,047	27,454	25,068	22,940	19,963

Total fixed charges including interest on deposits	428,518	390,276	1,667,578	1,269,106	865,822	772,490	883,516

Less: Interest on deposits	173,102	124,411	580,094	430,813	330,351	342,891	432,415

Total fixed charges excluding interest on deposits	255,416	265,865	1,087,484	838,293	535,471	429,599	451,101

Income before income taxes and fixed charges(including interest on deposits)	$549,773	$542,410	$2,123,294	$1,950,048	$1,493,889	$1,369,900	$1,347,122

Income before income taxes and fixed charges(excluding interest on deposits)	$376,671	$417,999	$1,543,200	$1,519,235	$1,163,538	$1,027,009	$914,707

Preferred stock dividends	2,978	2,978	11,913	11,913	11,913	9,919	2,510

Ratio of earnings to fixed charges

Including Interest on Deposits	1.3	1.4	1.3	1.5	1.7	1.8	1.5

Excluding Interest on Deposits	1.5	1.6	1.4	1.8	2.2	2.4	2.0

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.3	1.4	1.3	1.5	1.7	1.7	1.5

Excluding Interest on Deposits	1.5	1.5	1.4	1.8	2.1	2.3	2.0